UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2024

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Merger Agreement and Transaction

On April 10, 2024, SciSparc Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AutoMax Motors Ltd., an Israeli limited company and a leading vehicle importer company in Israel (“AutoMax”), and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”).

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement): (a) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company (the “Ordinary Shares”), equal to the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 49.99% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding Ordinary Shares of the Company on fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 50.01% of the aggregate number of the outstanding Ordinary Shares of the Company on fully diluted basis (subject to certain exceptions); (b) subject to the consummation of the Merger (as defined in the Merger Agreement, the “Closing”), and immediately after the Effective Time, AutoMax shall have the right to (i) designate two (2) members to the Company’s board of directors (the “Company’s Board”) if the Company’s Board is comprised of five (5) or six (6) directors; or (ii) designate three (3) members if the Company’s Board is comprised of seven (7) directors. At least one (1) such designee shall be an independent director, as defined under the Nasdaq Stock Market listing rules.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and AutoMax, including covenants relating to obtaining the requisite approvals of the shareholders of the Company and AutoMax, indemnification agreements of the Company’s Board (the “Indemnification Agreement”), and the conduct of the Company and AutoMax between the date of signing of the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a proxy statement and seek the approval of the Company’s shareholders with respect to certain actions, including the following, all to be effective upon the Closing:

●	the Merger and the contemplated transactions under the Merger Agreement;

●	to the extent applicable, the adoption of the amended and restated articles of association of the Company (which shall include the change of the Company’s name);

●	adoption of the form of Indemnification Agreement;

●	if not so appointed by the Company’s Board, election to the Company’s Board the candidates designated by AutoMax to serve thereon (each to be classified to a different class of the Company’s Board as set forth in the Merger Agreement); and

●	certain compensation arrangements to the directors and officers of the Company.

The Closing is subject to satisfaction or waiver of certain conditions including, among other things: (i) the required approvals by the parties’ shareholders; (ii) Court Approval (as defined in the Merger Agreement) in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”), including in accordance with Sections 350 and 351 of the Companies Law and exempting, among others, the Company from the requirement to publish a prospectus in Israel; (iii) the Registration Statement (as defined below) having been declared effective; (iv) the accuracy of the representations and warranties, subject to certain materiality qualifications; (v) compliance by the parties with their respective covenants; (vi) no law or order preventing the Merger and related transactions; and (vii) certain minimum requirements of Parent Net Cash (as defined in the Merger Agreement) held by the Company at the time of Closing. The Merger Agreement also includes termination provisions for both the Company and AutoMax.

The Ordinary Shares to be issued in the Merger will be offered in accordance with a registration statement on Form F-4 (the “Registration Statement”) for the registration of the Company’s Ordinary Shares, including Ordinary Shares issuable upon exercise of the Company Pre-Funded Warrants (as defined in the Merger Agreement), if any, to be issued in connection with the Merger if any of AutoMax shareholders exceeds the ownership limitation of 9.99% provided under the Merger Agreement.

The Merger Agreement contemplates that at the Closing, the Company shall deliver to AutoMax an amount of $4,250,000 (less any amount due by AutoMax to the Company under any loan agreement between the parties) through a wire transfer of the immediate available funds to an account for AutoMax’s ongoing capital requirements and operational expenses.

This Report of Foreign Private Issuer on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Shareholder Support Agreement

In connection with the execution of the Merger Agreement, certain shareholders of AutoMax entered into a shareholder support agreement with the Company covering approximately 55.65% of the outstanding shares of AutoMax as of the date hereof, relating to the Merger (the “Shareholder Support Agreement”). The Shareholder Support Agreement provides that the shareholders party to the Shareholder Support Agreement will vote the shares of AutoMax held by them in favor of, among other things: (i) the adoption of the Merger Agreement; (ii) the approval of the Merger; and (iii) other transactions contemplated by the Merger Agreement.

A form of the Shareholders’ Support Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Shareholder Support Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Support Agreement.

Press Release

On April 11, 2024, the Company and AutoMax issued a joint press release announcing entry into the Merger Agreement. The press release contains statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein. The press release is attached hereto as Exhibit 99.3.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the structure, timing and completion of the proposed merger; likelihood of the satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be consummated; the expected benefits of and potential value created by the proposed Merger for the shareholders of the Company; the Exchange Ratio and relative ownership percentages of SciSparc and AutoMax’s shareholders of the Company post-merger; the Company’s ability to control and correctly estimate its operating expenses and its expenses associated with the Merger; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements concerning the attraction and retention of highly qualified personnel; any statements regarding expectations concerning AutoMax’s relationships and actions with third parties; future regulatory, judicial and legislative changes in AutoMax’s industry; any statements regarding future economic conditions or performance. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties.

Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report, including: the risk related to the Company’s ability to complete the Merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Merger Agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approval for the transaction; the execution of definitive agreements; the uncertain and time-consuming court approval process; risks related to the satisfaction of the closing conditions related to the financing; risks related to the combined company’s ability to correctly manage its operating expenses; risks related to the market price of the Company’s Ordinary Shares relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; risks related to the combined company’s commercialization, marketing and manufacturing capabilities and strategy; risks related to the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance the combined company’s operations, which may not be available on favorable terms or available at all. In addition, there can be no assurance that the Company will be able to complete the transactions contemplated by the Merger Agreement or related transactions. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements herein.

Additional risks and uncertainties relating to the Company and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the Securities and Exchange Commission (the “SEC”), including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024, and its other subsequent filings with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information and Where You Can Find It

The Merger Agreement, the Shareholder Support Agreement, and the foregoing description thereof, have been included to provide investors and shareholders with information regarding the terms of the Merger Agreement.

Any assertions in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by each of the Company and AutoMax to the other party, respectively, in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should be considered in light of the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

In connection with the proposed transactions between the Company and AutoMax, the Company will file a registration statement and a proxy statement with the SEC. This communication is not a substitute for the registration statement, the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the proxy statement will be available free of charge on the Company’s website at https://investor.scisparc.com/, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Ordinary Shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s annual report on form 20-F, for the year ended December 31, 2023, filed with the SEC on April 1, 2024. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Report of Foreign Private Issuer on Form 6-K will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670, File No. 333-255408, and File No. 333-275305) and on Form S-8 (File No. 333-225773) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1*	Agreement and Plan of Merger, dated April 10, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.
99.2*	Form of Shareholder Support Agreement, dated April 10, 2024, by and between SciSparc Ltd. and each of the parties named in the Shareholder Support Agreement.
99.3	Joint Press Release of SciSparc Ltd., and AutoMax Motors Ltd., dated 11, 2024.

*	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: April 11, 2024	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer